UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No.  )*

GILDER ENTERPRISES INC.
(Name of Issuer)

Common Stock, $0.001 par value per share
(Title of Class of Securities)

375553-10-4
(CUSIP Number)

Alison Newman, Esq.
Kronish Lieb Weiner & Hellman LLP
1114 Avenue of the Americas, 46th Floor
New York, New York 10036
(212) 479-6190
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

June 30, 2006
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

———————
* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Guillermina Vega Montiel
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS* N/A
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Mexico
NUMBER OF	7	SOLE VOTING POWER 5,052,456
SHARES BENEFICIALLY OWNED BY	8	SHARED VOTING POWER 0
EACH REPORTING PERSON	9	SOLE DISPOSITIVE POWER 5,052,456
WITH	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,052,456
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 20.92%
14	TYPE OF REPORTING PERSON* IN

Item 1. Security and Issuer

This statement relates to the common stock, $0.001 par value each (“Common Stock”) of Gilder Enterprises Inc. (the “Issuer”). The address of the Issuer’s principal executive office is 7 Deer Park Drive, Suite K, Monmouth Junction, New Jersey 08852

Item 2. Identity and Background

(a)  The name of the reporting person is Guillermina Vega Montiel (the “Reporting Person”).

(b)  The residence of the Reporting Person is Francisco I Madero #5 PTE., Cd. Altamirano GRO. 40660, Mexico.

(c)  The Reporting Person is a housewife and a private investor. The Reporting Person resides at Francisco I Madero #5 PTE., Cd. Altamirano GRO. 40660, Mexico.

(d) The Reporting Person has not, during the last five years, been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) The Reporting Person has not, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to federal or state securities laws or finding any violations with respect to such laws.

(f)  The Reporting Person is a citizen of Mexico.

Item 3. Source or Amount of Funds or Other Consideration

The Reporting Person acquired the shares reported herein in a merger transaction in which the Issuer acquired MedaSorb Corporation, a Delaware corporation. No consideration was paid for the shares of the Issuer by the Reporting Person other than the securities of MedaSorb Corporation held by the Reporting Person prior to the merger.

Item 4. Purpose of the Transaction

(a) Not Applicable.

(b) Not Applicable

(c) Not Applicable.

(d) Not Applicable.

(e) Not Applicable.

(f) Not Applicable.

(g) Not Applicable.

(h) Not Applicable.

(i) Not Applicable.

(j) Not Applicable

Item 5. Interest in Securities of the Issuer

(a)  The Reporting Person directly beneficially owns 5,052,456 shares of the Common Stock of the Issuer representing 20.92% of the issued and outstanding shares of Common Stock of the Issuer consisting of (i) 4,993,984 shares of Common Stock; and (ii) immediately exercisable options to purchase 58,472 shares of the Issuer’s Common Stock.

(b)  The Reporting Person has the sole power to vote or direct the vote and dispose of or direct the disposition of all of the 5,052,456 shares of the Common Stock of the Issuer currently owned by her.

(c) On June 30, 2006, the Reporting Person acquired all of the 5,052,456 shares of the Common Stock of the Issuer in a merger transaction in which the Issuer acquired MedaSorb Corporation, a Delaware corporation. No consideration (other than the securities of MedaSorb Corporation held by the Reporting Person prior to the merger) was paid for the merger shares.

(d) Not Applicable.

(e) Not Applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Not Applicable.

Item 7. Material to be filed as Exhibits

Not Applicable.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

July 20, 2006	/s/Guillermina Vega Montiel
Guillermina Vega Montiel